Mail Stop 3561

October 15, 2009

David R. Marks
Chief Executive Officer
Premier Power Renewable Energy, Inc.
4961 Windplay Drive, Suite 100
El Dorado Hills, California 95762

> **Re: Premier Power Renewable Energy, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed September 28, 2009**
> **File No. 333-155241**

Dear Mr. Marks:

        We have reviewed amendment number seven to your Form S-1 filed September 28, 2009. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 7 to Registration Statement on Form S-1

Business, page 22
Financing Transaction with Vision Opportunity Fund – September 9, 2008, page 24

1. We note your response to comment one of our July 20, 2009 letter and your revised disclosure on pages 24 and 62. Please expand your disclosure to state the date upon which your obligation to issue Late Registration Shares commenced.

2. Please revise your discussions on pages 24 and 62 to ensure that your use of defined terms is consistent. Specifically, it appears that you use "Closing Date" (page 24) and "Financing" (page 62) interchangeably. While we understand these terms may refer to the same date, your use of them should be consistent. We also note that you have defined the term "Late Registration Shares" on both pages 24 and 62. Please revise.

Employees, page 36

3. Considering your recent acquisition of Rupinvest and your statement on page 42 that your operating expenses have increased as a result of costs related to additional sales people, please discuss why your number of employees decreased to 80 from 85 as of your last amendment. Note that Item 101(c) of Regulation S-K requires disclosure with respect to the registrant and its subsidiaries.

Management's Discussion and Analysis, page 38

Results of Operations, page 42

Comparison of Three Months Ended June 30, 2009 and June 30, 2008, page 42

4. Please consider eliminating the discussion of the results of your operations for the three months ended June 30, 2009 compared to the three months ended June 30, 2008 since the financial statements for these periods are not included in your prospectus.

Security Ownership of Certain Beneficial Owners and Management, page 53

5. Please disclose here as you have in your Selling Security Holder Table on page 19, by footnote or otherwise, the natural person(s) who control Genesis Capital Advisors, LLC. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Financial Statements of Premier Power Renewable Energy, Inc. for the Six Months Ended June 30, 2009, page F-2

6. Please note that SFAS 160 is effective for fiscal years and interim periods beginning on or after December 15, 2008 and that the presentation and disclosure requirements of the standard should be applied retrospectively for all periods presented. As such, please revise your filings to ensure that they comply with these presentation and disclosure requirements.

Condensed Consolidated Statements of Shareholders' Equity, page F-4

7. We note you are deducting share registration costs from additional paid in capital in your statements of shareholders' equity. Please tell us your basis in GAAP for treating these costs as reductions of equity rather than as expenses in your statements of operations.

Note 12. Subsequent Events, page F-18

8. We note your description of the acquisition of Rupinvest Sarl ("Rupinvest"). It appears that you have included the capital investment you made in Rupinvest as a part of your purchase price in the purchase price allocation. Please tell us why it is appropriate to include assets you control before and after the transaction in the consideration paid for the acquired business. Refer to paragraphs 39 and 40 of SFAS 141(R) and either revise your disclosures throughout your filing or tell us why you believe revisions are not required.

9. We note that the purchase price allocation for your Rupinvest acquisition was largely to goodwill. Tell us the deliberative process that you went through in arriving at the purchase price and in determining the items other than goodwill to which the purchase price was allocated. Please specifically tell us how you identified the intangible assets apart from goodwill and address why you either have or do not have intangible assets arising from both contractual and non-contractual relationships. Please refer to the guidance in paragraphs A19-A56 of SFAS 141(R). After reconsideration of the purchase price allocation, if you believe no change in the purchase price allocation is necessary, please tell us and disclose the business rationale that led you to pay such a large premium over the fair value of the net assets acquired.

Financial Statements of Rupinvest Sarl, page F-37

10. Please revise to provide the interim financial statements of Rupinvest Sarl for the period ended June 30, 2009. We note the disclosure on page F-45 that on May 15, 2009, your members revised their ownership interests in you and Premier Power Italy (formerly ARCO), a commonly controlled entity, such that Premier Power Italy (formerly ARCO) became a subsidiary of Rupinvest. You state that this transaction was treated as reorganization, with the assets and liabilities of both companies continuing to be recorded at historical cost. Since this transaction occurred on May 15, 2009 and the date of your most recent financial statements required to be included in the filing is June 30, 2009, we do not understand why this transaction has been disclosed as a subsequent event rather than fully reflected in your financial statements at June 30, 2009. It appears you should revise your financial statements to include the financial statements of the combined entity. In this regard it appears that you should provide the financial statements of the combined entity for all periods. Refer to SFAS 141(R), Appendix D, paragraphs D8-D13. Alternatively, if audited combined financial statements are not available, you may provide the separate financial statements of each of the previously separate entities on an audited basis for the year ended December 31, 2008 and on an unaudited basis for the period ended May 15, 2009 along with unaudited financial statements for the combined entity for the period from May 15, 2009 to June 30, 2009. If you elect to provide this information, you

should also provide pro forma financial statements giving effect to the combination. These pro forma financial statements should include all adjustments necessary to reflect the combination of the previously separate entities with footnotes explaining all adjustments made. Such pro forma financial statements may either be included in the same pro forma financial statements giving effect to the acquisition of the combined entity by Premier Power Renewable Energy or may be presented separately; however, if they are included in the same set of pro forma financial statements, then the adjustments should be clearly identified for each separate transaction.

Financial Statements of Premier Power Italy, S.p.A.(formerly ARCO Energy, Srl), page F-46

Report of Independent Certified Public Accountants, page F-46

11. Please have your independent auditor revise its report to indicate the city and country where the report was issued. Refer to Rule 2-02 of Regulation S-X. Please also ensure your independent auditor provides an opinion on your statement of cash flows for the year ended December 31, 2008.

Statements of Equity, page F-50

12. Please revise the statements of equity to be labeled as being those for the year ended December 31, 2008 and the six months ended June 30, 2009. The balance at January 23, 2008, or January 1, 2008 if the company was in existence at that date, should be audited and should be labeled as such. In addition, if any periods of the total column are audited, please remove the unaudited description from the caption at the top of that column. Please revise as appropriate.

Note 1. Organization and Nature of Business, page F-51

13. Please expand your description about the organization of the business to include the date the company was formed or incorporated. In addition, please tell us and disclose whether the company or a predecessor of the company was operated as a subsidiary, division or line of business of Esdras, Ltd. prior to January 23, 2008. If this is the case, please provide audited financial statements for the two most recent fiscal years. If the company, or its predecessors did not have any operations prior to the beginning of the fiscal year ended December 31, 2008, please disclose this in the amended filing.

Note 2. Significant Accounting Policies, page F-51

Revenue Recognition, page F-51

14. We note your disclosure that Premier Power Italy had no revenues from solar project development during the periods ended June 30, 2009 and December 31, 2008. You disclose on page 38, however, that Premier Power Italy distributes, develops, and integrates ground mount and rooftop solar power systems in Italy. Please tell us and disclose the nature of the revenues recognized by Premier Power Italy during the periods presented and ensure the nature of Premier Power Italy's operations is consistent throughout your filing.

Pro Forma Financial Statements, beginning on page F-53

15. The financial information of Rupinvest currently included in the pro forma financial information does not agree with the historical information included in your acquiree financial statements. Please revise the pro forma financial statements to either include the post-reorganization combined financial statements of Rupinvest and its subsidiary Premier Power Italy (formerly ARCO) or to provide complete pro forma financial statements showing the combination of the these entities. In this connection, please refer to the comments on the historical financial statements of Rupinvest above.

16. We note that your pro forma financial statements do not reflect purchase price adjustments for several line items, including accounts receivable, inventory, and property and equipment. Please revise your purchase price allocation to reflect all identifiable assets acquired at fair value as determined under SFAS 157 or clarify why the carrying amounts of these assets represent their fair value.

17. Please revise the adjustments to the Pro Forma Balance Sheet to be presented in a self-balancing format.

Form 10-Q for the Quarter Ended June 30, 2009, filed August 17, 2009

18. Please address the comments above to the extent applicable.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

David R. Marks
Premier Power Renewable Energy, Inc.
October 15, 2009
Page 6

       Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or in her absence, Andrew Blume, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kevin K. Leung, Esq.
       Dominador Tolentino, Jr., Esq.
       Jamie H. Kim, Esq.